================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2003

                                       or

      [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from           to
                                         -----------   ------------

                          Commission file number 1-7297
                    Nicor Companies Savings Investment Plan,
                              Nicor Gas Thrift Plan

           A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 Nicor Companies Savings Investment Plan, and
                              Nicor Gas Thrift Plan

           B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   Nicor Inc.
                                 1844 Ferry Road
                         Naperville, Illinois 60563-9600






================================================================================

Table of Contents


Financial Information

Nicor Companies Savings Investment Plan
  Cover Page...................................................................1
  Report of Independent Registered Public Accounting Firm......................2
  Financial Statements.........................................................3
  Notes to the Financial Statements............................................4
  Form 5500, Schedule H, Part IV, Line 4(i),
      Schedule of Assets (Held at end of year).................................9

Nicor Gas Thrift Plan
  Cover Page..................................................................10
  Report of Independent Registered Public Accounting Firm.....................11
  Financial Statements........................................................12
  Notes to the Financial Statements...........................................13
  Form 5500, Schedule H, Part IV, Line 4(i),
      Schedule of Assets (Held at end of year)................................18

Other Information
  Signature...................................................................19
  Exhibit Index...............................................................20

               NICOR COMPANIES SAVINGS INVESTMENT PLAN

               EMPLOYER IDENTIFICATION NO. 36-2863847
                            PLAN NO. 4

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
           TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
          PUBLIC ACCOUNTING FIRM AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis,evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Chicago, Illinois
June 25, 2004

           Nicor Companies Savings Investment Plan
       Statements of Net Assets Available for Benefits


                                                     December 31
                                            ----------------------------
                                                2003              2002
                                            -------------    -------------
Assets:
    Investment in Master Trust:
        Investment securities and other     $ 151,188,206    $ 131,450,228
        Participant loans                       1,800,262        1,588,393
                                            -------------    -------------
                                              152,988,468      133,038,621
                                            -------------    -------------
    Receivables:
        Participant contributions                 178,173          174,561
        Employer contributions                    332,880          273,610
                                            -------------    -------------
                                                  511,053          448,171
                                            -------------    -------------

Net assets available for benefits           $ 153,499,521    $ 133,486,792
                                            =============    =============


  Statements of Changes in Net Assets Available for Benefits


                                                Year ended December 31
                                             ------------------------------
                                                  2003             2002
                                             -------------    -------------

Net increase (decrease) in Plan assets
    from investment activities of
    the Master Trust                         $  19,254,595    $  (6,420,584)

Contributions:
     Participant                                 5,373,840        5,294,340
     Employer                                    2,843,078        2,762,838
                                             -------------    -------------
                                                 8,216,918        8,057,178

Distributions to participants                   (7,721,053)      (9,813,920)

Transfers, net and other                           262,269          132,098
                                             -------------    -------------
Net increase (decrease)                         20,012,729       (8,045,228)

Net assets available for benefits at
   beginning of year                           133,486,792      141,532,020
                                             -------------    -------------
Net assets available for benefits at
   end of year                               $ 153,499,521    $ 133,486,792
                                             =============    =============



The accompanying notes are an integral part of these statements.

                 Nicor Companies Savings Investment Plan
                   Notes to the Financial Statements
             For the Years Ended December 31, 2003 and 2002

1. DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement, and employees of certain affiliated companies. Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. The Plan also accepts rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 23 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2003 and 2002

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2003 and 2002 the application of forfeitures reduced the Company's contribution by $160,000 and $4,385 respectively, and at December 31, 2003 and 2002 the Plan had $29,026 and $119,142, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

              Nicor Companies Savings Investment Plan
           Notes to the Financial Statements (continued)
          For the Years Ended December 31, 2003 and 2002

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The market value of the mutual fund shares is based on the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.6 percent and 5.3 percent at December 31, 2003 and 2002, respectively. The average yield for this fund was approximately 4.9 percent and 5.7 percent for the years ended December 31, 2003 and 2002, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the "union plan") and this Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2003 and 2002, net transfers of $262,269 and $125,803, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Gas Thrift Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

                  Nicor Companies Savings Investment Plan
              Notes to the Financial Statements (continued)
             For the Years Ended December 31, 2003 and 2002

The following presents the Master Trust's net assets as of December 31, 2003 and 2002, the increase or decrease in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                           Net Assets in Master Trust
                           --------------------------

                                                          December 31
                                                  ----------------------------
                                                      2003           2002
                                                  ------------   -------------
    Assets:

      General Investments:
        Group annuity contracts                   $ 31,904,756   $  51,094,812
        Common/collective trusts*                   80,342,717      56,458,043
        Nicor Inc. common stock*                    20,800,891      21,096,048
        Registered investment companies*           135,933,355     108,148,949
        Loans to participants*                       5,478,054       4,749,197
                                                  ------------   -------------
                                                   274,459,773     241,547,049
    Liabilities:

      Operating payables                                15,964          15,750
                                                  ------------   -------------
    Net assets in Trust                           $274,443,809   $ 241,531,299
                                                  ============   =============

    Plan's interest in Trust net assets           $152,988,468   $ 133,038,621
                                                  ============   =============
    Plan's percentage interest in
       Trust net assets                                    56%             55%
                                                  ============   =============

         *  Party-in-interest investments.

                 Nicor Companies Savings Investment Plan
              Notes to the Financial Statements (concluded)
             For the Years Ended December 31, 2003 and 2002

                Master Trust Investment Activities
                ----------------------------------

                                                 Year Ended December 31
                                               -----------------------------
                                                   2003             2002
                                               ------------     ------------
    Investment income:
      Interest                                 $  3,116,241     $  4,673,771
      Dividends                                   1,192,306        1,039,111
      Net change in market value of
          Nicor Inc. common stock                   642,756       (2,049,128)
      Net investment gain from common/
          collective trusts                       3,184,674        2,190,861
      Net investment gain (loss) from
          registered investment companies        25,447,346      (16,538,492)
      Other                                         (41,197)           9,963
                                              -------------      ------------
                                                 33,542,126      (10,673,914)

    Administrative expenses                        (269,267)        (265,424)
                                              -------------     -------------
    Increase (decrease) in Trust net assets
        derived from investment activities    $  33,272,859     $ (10,939,338)
                                              =============     =============
    Plan's interest in Trust
        investment activities                 $  19,254,595     $  (6,420,584)
                                              =============     =============


5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under
Section 401(a) of the Internal Revenue Code (the Code). The Plan's management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                    Nicor Companies Savings Investment Plan
                      Form 5500 Schedule H, Part IV,
             Line 4(i) - Schedule of Assets (Held at End of Year)
                             December 31, 2003


   Identity of Issue, Borrower
      or Similar Party                Description of Investment    Current Value
-----------------------------------   -------------------------   --------------

(A) Investments held in Master Trust                               $ 151,188,206

(A) Participant Notes Receivable      Participant loans earning        1,800,262
                                      interest from 5% to 10.5%
                                      maturing from 2004 to 2008
                                                                   -------------
     Total                                                         $ 152,988,468
                                                                   =============




   (A) Denotes party-in-interest investment

                        NICOR GAS THRIFT PLAN

               EMPLOYER IDENTIFICATION NO. 36-2863847
                             PLAN NO. 8

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
           TOGETHER WITH REPORT OF INDEPENDENT REGISTERED
          PUBLIC ACCOUNTING FIRM AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis,evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Chicago, Illinois
June 25, 2004

                    Nicor Gas Thrift Plan
       Statements of Net Assets Available for Benefits

                                                           December 31
                                                  ------------------------------
                                                        2003          2002
                                                  -------------   --------------
Assets:
    Investment in Master Trust:
        Investment securities and other           $ 117,777,550   $  105,331,874
        Participant loans                             3,677,791        3,160,804
                                                  -------------   --------------
                                                    121,455,341      108,492,678
                                                  -------------   --------------
    Receivables:
        Participant contributions                       142,488          142,901
        Employer contributions                          150,402          126,971
                                                  -------------    -------------
                                                        292,890          269,872
                                                  -------------    -------------
Net assets available for benefits                 $ 121,748,231    $ 108,762,550
                                                  =============    =============


  Statements of Changes in Net Assets Available for Benefits

                                                      Year ended December 31
                                                  ------------------------------
                                                       2003            2002
                                                  -------------    -------------
Net increase (decrease) in Plan assets from
    investment activities of the Master Trust     $  14,018,264    $ (4,518,754)

Contributions:
     Participant                                      3,784,676        3,713,302
     Employer                                         1,523,225        1,559,336
                                                  -------------    -------------
                                                      5,307,901        5,272,638

Distributions to participants                       (6,078,215)      (7,513,360)

Transfers, net and other                              (262,269)        (125,803)
                                                  -------------     ------------
Net increase (decrease)                              12,985,681      (6,885,279)

Net assets available for benefits at
   beginning of year                                108,762,550      115,647,829
                                                  -------------    -------------
Net assets available for benefits at
   end of year                                    $ 121,748,231    $ 108,762,550
                                                  =============    =============


The accompanying notes are an integral part of these statements.

                         Nicor Gas Thrift Plan
                   Notes to the Financial Statements
            For the Years Ended December 31, 2003 and 2002

1. DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan that provides supplemental retirement security to substantially all employees of Nicor Gas Company (the Company) represented by a collective bargaining agreement. Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement. The Vanguard Fiduciary Trust Company also acts as investment manager for certain assets of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution subject to service requirements. Participants direct the investment of their contributions and account balances into various investment options offered by the Plan.

Investments. The Plan's investment options currently include the Nicor Stock Fund, the Nicor Stable Value Fund, and 22 mutual funds.

Participant accounts. Individual accounts are maintained for each Plan participant. Each participant's account is increased by the participant's contributions, company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant loans. Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account. Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the prime rate plus 1 percent and is fixed over the life of the loan.

                              Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2003 and 2002

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon were vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement. Beginning January 1, 2004, the Company's contributions and earnings thereon are vested after the participant's completion of three years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. During 2003 and 2002 the application of forfeitures reduced the Company's contribution by $105,000 and $2,531, respectively, and at December 31, 2003 and 2002 the Plan had $8,788 and $91,908, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits. On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant's vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or they can defer it to no later than the age of 70-1/2.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

                              Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2003 and 2002

Investment valuation. The Plan states its investment in the Master Trust at the underlying fair value of the investments of the Master Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The market value of the mutual fund shares is based on the net asset value of shares held by the Master Trust at year-end.

The Nicor Stable Value Fund is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are carried at contract value, which in aggregate approximates their fair market value. The contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The average crediting interest rate for the Nicor Stable Value Fund was 4.6 percent and 5.3 percent at December 31, 2003 and 2002, respectively. The average yield for this fund was approximately 4.9 percent and 5.7 percent for the years ended December 31, 2003 and 2002, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

3. NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the status of a participant changes between union employees covered by a collective bargaining agreement, and nonunion employees not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the "union plan") and the Nicor Companies Savings Investment Plan (the "nonunion plan"). When eligibility changes, the account balance of the participant is transferred to the corresponding plan. During 2003 and 2002, net transfers of $262,269 and $125,803, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4. MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan's assets with the assets of the Nicor Companies Savings Investment Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans. The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

                              Nicor Gas Thrift Plan
                  Notes to the Financial Statements (continued)
                 For the Years Ended December 31, 2003 and 2002

The following presents the Master Trust's net assets as of December 31, 2003 and 2002, the increase or decrease in the Master Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                           Net Assets in Master Trust
                           --------------------------

                                                          December 31
                                                  ----------------------------
                                                      2003           2002
                                                  ------------   -------------
    Assets:

      General Investments:
        Group annuity contracts                   $ 31,904,756   $  51,094,812
        Common/collective trusts*                   80,342,717      56,458,043
        Nicor Inc. common stock*                    20,800,891      21,096,048
        Registered investment companies*           135,933,355     108,148,949
        Loans to participants*                       5,478,054       4,749,197
                                                  ------------   -------------
                                                   274,459,773     241,547,049
    Liabilities:

      Operating payables                                15,964          15,750
                                                  ------------   -------------
    Net assets in Trust                           $274,443,809   $ 241,531,299
                                                  ============   =============

    Plan's interest in Trust net assets           $121,455,341   $ 108,492,678
                                                  ============   =============
    Plan's percentage interest in
       Trust net assets                                    44%             45%
                                                  ============   =============

         *  Party-in-interest investments.

                              Nicor Gas Thrift Plan
                  Notes to the Financial Statements (concluded)
                 For the Years Ended December 31, 2003 and 2002

                      Master Trust Investment Activities
                      ----------------------------------


                                                 Year Ended December 31
                                              ------------------------------
                                                   2003             2002
                                              -------------     ------------
    Investment income:
      Interest                                 $  3,116,241     $  4,673,771
      Dividends                                   1,192,306        1,039,111
      Net change in market value of
          Nicor Inc. common stock                   642,756       (2,049,128)
      Net investment gain from common/
          collective trusts                       3,184,674        2,190,861
      Net investment gain (loss) from
          registered investment companies        25,447,346      (16,538,492)
      Other                                         (41,197)           9,963
                                              -------------      ------------
                                                 33,542,126      (10,673,914)

    Administrative expenses                        (269,267)        (265,424)
                                              -------------     -------------
    Increase (decrease) in Trust net assets
        derived from investment activities    $  33,272,859     $ (10,939,338)
                                              =============     =============
    Plan's interest in Trust
        investment activities                 $  14,018,264     $  (4,518,754)
                                              =============     =============



5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under
Section 401(a) of the Internal Revenue Code (the Code). The Plan has since been amended, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                         Nicor Gas Thrift Plan
                    Form 5500 Schedule H, Part IV,
             Line 4(i) - Schedule of Assets (Held at End of Year)
                          December 31, 2003


   Identity of Issue, Borrower
      or Similar Party                Description of Investment    Current Value
-----------------------------------   -------------------------   --------------

(A) Investments held in Master Trust                               $ 117,777,550

(A) Participant Notes Receivable      Participant loans earning        3,677,791
                                      interest from 5% to 10.5%
                                      maturing from 2004 to 2008
                                                                   -------------
     Total                                                         $ 121,455,341
                                                                   =============




   (A) Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.


                                Nicor Companies Savings Investment Plan, and Nicor Gas Thrift Plan

   Date June 25, 2004           /s/ CLAUDIA J. COLALILLO
        -------------------     -----------------------------------
                                Claudia J. Colalillo
                                Plan Administrator and Senior Vice President
                                Human Resources and Corporate Communications,
                                Nicor Inc.

Exhibit Index
-------------


Exhibit
Number                 Description of Document
----------   ------------------------------------------------------------------

23.01        Consent of Independent Registered Public Accounting Firm - Nicor
               Companies Savings Investment Plan

23.02        Consent of Independent Registered Public Accounting Firm - Nicor
               Gas Thrift Plan